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                             March 29, 2021

       Stephen Willey
       Chief Executive Officer
       Innovega Inc.
       11900 NE 1st St, Ste. 300
       Bellevue, WA 98005

                                                        Re: Innovega Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed March 15,
2021
                                                            File No. 024-11441

       Dear Mr. Willey:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Security Ownership of Management and Certain Security Holders, page 32

   1. We note your response to prior comment 8, including that THL Z Limited is a wholly-
                                                        owned subsidiary of,
and is controlled by, a listed company. Please revise your disclosure, if true, to state that
such parent company has voting and/or investment power over the shares held by THL Z
Limited and identify the parent company.
 Stephen Willey
FirstName  LastNameStephen Willey
Innovega Inc.
Comapany
March      NameInnovega Inc.
       29, 2021
March2 29, 2021 Page 2
Page
FirstName LastName
       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      David Manno, Esq.